UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GasLog Ltd. and GasLog Partners LP Announce Agreement to Eliminate Incentive Distribution Rights

The IDR Elimination

GasLog Ltd. (“GasLog” or the “General Partner”) (NYSE:GLOG) and GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) announced today an agreement to eliminate the General Partner’s incentive distribution rights in the Partnership (“IDRs”) in exchange for newly issued limited partner units. In exchange for the IDRs, GasLog will receive (i) 2,532,911 common units (the “New Common Units”) and (ii) 415,000 Class B-1 units, 415,000 Class B-2 units, 415,000 Class B-3 units, 415,000 Class B-4 units, 415,000 Class B-5 units and 415,000 Class B-6 units (collectively, the “Class B Units”).

In connection with the exchange, the Fifth Amended and Restated Agreement of Limited Partnership of GLOP, dated as of November 27, 2018, will be amended and restated to, among other things, reflect the cancellation of the IDRs, the issuance of the New Common Units and the issuance of the Class B Units (as amended and restated, the “Revised Partnership Agreement”). The transaction is expected to close on June 30, 2019 and the Revised Partnership Agreement will become effective as of closing.

Class B Units

The Class B Units will be a new class of limited partnership interest and will not be entitled to receive any cash distributions until they convert into common units. The Class B Units also generally will not have voting rights until they convert into common units. The Class B Units will become eligible for conversion on a one-for-one basis into common units at the General Partner’s option in six tranches of 415,000 units per annum on July 1 of 2020 (in respect of the Class B-1 units), 2021 (in respect of the Class B-2 units), 2022 (in respect of the Class B-3 units), 2023 (in respect of the Class B-4 units), 2024 (in respect of the Class B-5 units) and 2025 (in respect of the Class B-6 units) (collectively, the “Class B Convertible Dates”). In addition, the Class B Units will automatically convert on a one-for-one basis into common units upon a change of control (as defined in the Revised Partnership Agreement) or immediately prior to an acquisition of the Partnership (other than by the General Partner or any of its affiliates).

Press Release

The press release issued by GasLog and GasLog Partners on June 24, 2019 announcing the agreement to eliminate the Incentive Distribution Rights is attached hereto as Exhibit 99.1.

Forward Looking Statements

All statements in this Form 6-K that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•             general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•             fluctuations in spot and multi-year charter hire rates and vessel values;

•             increased exposure to the spot market and fluctuations in spot charter rates;

•             our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•             changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•             number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•             planned capital expenditures and availability of capital resources to fund capital expenditures;

•             our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•             fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•             changes in the ownership of our charterers;

•             our customers’ performance of their obligations under our time charters and other contracts;

•             our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•             our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•             future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•             the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•             fluctuations in currencies and interest rates;

•             the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•             risks inherent in ship operation, including the discharge of pollutants;

•             our ability to retain key employees and the availability of skilled labour, ship crews and management;

•             potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•             potential liability from future litigation;

•             any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•             other risks and uncertainties described in GasLog’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3 (File Nos. 333-194894 and 333-230205), initially filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2014 and March 12, 2019 respectively, as amended, and the registration statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release Dated June 24, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2019
GASLOG LTD.,

	by	/s/ Paul A. Wogan
		Name:	Paul A. Wogan
		Title:	Chief Executive Officer